UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of November 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F    X     Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes        No     X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY MOVES LISTING TO NYSE – “HMY”

Johannesburg – 15 November 2002 — Harmony Gold Mining Company Limited. (NASDAQ: HGMCY), the 5th largest gold producer in the world, announced today that it will transfer its stock listing to the New York Stock Exchange (NYSE).

Harmony’s stock will begin trading on the NYSE under the ticker symbol “HMY” on Wednesday, November 27, 2002. The Harmony warrants, currently trading under the code “HGMCW” on NASDAQ, will be replaced by the code “HMYWS”.

“This move represents an important milestone in our growth as an independent public company over the past 7 years. The listing reflects our commitment to the highest standards of corporate governance and accountability,” said chief executive Bernard Swanepoel. “Although Harmony is one of the most actively traded ADRs on NASDAQ, we believe that the NYSE listing will improve Harmony’s visibility among a wider base of investors while also lessening the volatility of our stock for current investors. We greatly appreciate and acknowledge the support that we have received from NASDAQ over the years.”

“My partners at the Exchange and I are privileged to welcome Harmony to our listed company family,” said NYSE chairman and CEO Dick Grasso. “Our goal is to provide the highest quality market possible for investors and qualifying issuers, and it is especially

...2/

Issued by Harmony Gold Mining Company Limited

For release on Friday
15 November 2002

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188 Mobile +27(0)83 380 6614

E-mail:

cobbert@harmony.co.za

Web site:

www.harmony.co.za

ISIN No.:
ZAE000015228

JSE: HAR
NASDAQ: HGMCY
NYSE: HMY

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

gratifying when an outstanding enterprise such as Harmony recognizes the benefits of a NYSE listing. We look forward to our new partnership with Harmony, and to serving the company and its shareholders.”

About Harmony Gold Mining Company Limited

Harmony has, during the past financial year, continued with its successful strategy of growth — through acquisitions as well as organically. This strategy has, over the past seven years, created significant value for all stakeholders. Harmony has completed 23 acquisition to date, growing its production base from approximately 580 000 ounces in 1995 to an annualised 3.1 million ounces for the 2002/2003 financial year.

Year on year, the company’s cash operating profits increased from R673 million to R2 591 million for the 2001/02 financial year. Earnings per share increased from 112 SA cents to 1 094 SA cents over the same period. A dividend of 500 SA cents per share was declared for the financial year ended June 2002.

Over the same period the company’s reserve base has increased in both quantity and quality, from approximately 8 million ounces in 1995 to an estimated 49 million ounces by June 2002. Through the success of its strategy, Harmony has become the fifth largest gold producer in the world, with operations in mainly South Africa and Australia. The company has a highly prospective exploration programme focussed on South Africa, Australia, Peru and Russia.

Ends

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 18, 2002

Harmony Gold Mining Company Limited

By: /s/ Fred Baker Name: Fred Baker Title: Company Secretary